October 15, 2008

Mail Stop 3720

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington, DC   20549

Subject:           China Crescent Enterprises, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 1, 2008

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 and
June 30, 2008
File No.  0-14306

Dear Mr. Spirgel:

This letter is in response to your comments dated September 8, 2008 on the above-referenced SEC filings (the “Filings”) on behalf of China Crescent Enterprises, Inc. (the “Company”).  Below are the responses to the queries raised therein.   We acknowledge that:

•	We are responsible for the accuracy and adequacy of the disclosure in our filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have replied on a comment by comment basis, with each response following a repetition of your letter’s original question to which it applies. Comment numbers refer to the numbers set forth in your letter.

Form 10-KSB for the Year Ended December 31, 2007

14860 Montfort Drive
Suite 210
Dallas, TX 75254
Tel: # (972) 386-3372 Fax # (214) 853-5929

● Page 2

Note 2. Revenue Recognition, page F-5

•	Please see attached Exhibit “A” for a detailed list of hardware and software products currently sold by the Company.
•	The following describes a typical sales transaction for two categories of customers:
o	Corporate Customer:
▪	Company provides quote to customer (1-2 days)
▪	Customer provides Purchase Order to Company (1-3 days)
▪	If product(s) is not in inventory, Company provides purchase order to supplier (2-3 days)
▪	Salesman arranges and organizes delivery and installation date, if applicable (2 days)
▪	Company sends “official” invoice to customer with appropriate tax stamps and certifications showing proof of VAT payment.
▪	Customer sends payment to Company (30-60 days)
o	Institutional Customer (Government/School/Hospital/Military)
▪	Institution issues bid package
▪	Company sends inquiries to suppliers, tenders bid response (7-10 days)
▪	Institution announces winning bid (2-3 days)
▪	Customer signs contract (1 day)
▪	Company sends purchase order to supplier(s) (15 days)
▪	Company delivers and installs (if applicable) products for customer (3-7 days)
▪	After acceptance by customer, Company sends “official” invoice to customer with appropriate tax stamps and certifications showing proof of VAT payment. (7 days)
▪	Customer sends payment to Company (45 days)

•	Please see attached Exhibit “B” for a schedule of revenue by category for the year ended December 31, 2007.
•
The Company has considered the application of EITF Issue 00-21 in evaluating whether our sales transactions have multiple deliverables.  Under EITF 00-21, if it is determined that a deliverable is a separate unit of accounting, then each unit of accounting is to be considered separately to determine when to recognize the revenue from that unit (paragraphs 10-12).  A deliverable is a separate unit of accounting if:

o	It could be separately resold by the customer,
o	The fair value of the undelivered items can be objectively and reliably determined, and
o	When a general right of return exits for the delivered items, delivery or performance of the undelivered items is probable and within the control of the vendor.

● Page 3

After considering the application of EITF 00-21 to the Company’s revenue recognition policy, the Company has determined that EITF 00-21 is not applicable as multiple deliverables do not exist that would merit separate accounting units:
o
While the Company does provide installation services in the case of equipment purchases, customers generally do not have the option of having the equipment installed by another vendor.  Where installation is not provided by the Company, the installation is done by the customer themselves.

o
If the customer does request that the Company provide installation services, the cost of that service is additional to that of the equipment, i.e. if the equipment is purchased without installation, the sales price is lower, commensurate with the value of installation.

o
Customers are invoiced at the time of equipment delivery if installation services are not required, or after installation if such service is provided.  There is no separate invoicing for equipment delivery and installation.

o	Software purchases are typically pre-installed prior to delivery if equipment is purchased in conjunction with the software. Both the equipment and software are invoiced at time of delivery.

Please contact me if you have any questions.

Sincerely,

/s/ Philip J. Rauch

Philip J. Rauch
Chief Financial Officer

● Page 4

Exhibit “A”

A. Computer Hardware

1.	Laptop Computers
•	IBM (Lenovo)
•	Sony
•	Hewlett-Packard
•	“House”-brand (private label, assembled in China)

2.	Desktop Computers
•	IBM (Lenovo)
•	Hewlett-Packard
•	Dell
•	Tsinghua Tongfang

3.	Servers
•	IBM
•	Hewlett-Packard
•	Dell

4.	Printers
•	Canon
•	Hewlett-Packard
•	Epson

5.	LCD Projectors
•	Epson
•	Sanyo

6.	Networking Equipment
•	Cisco
•	Huawei
•	TopSec

7.	Miscellaneous Hardware
•	Sony digital cameras
•	Canon digital cameras
•	TrippLite UPS systems

● Page 5

B. Computer Software

1.	Operating Systems
•	Microsoft Windows Vista
•	Microsoft Advanced Server
•	Redhat Linux

2.	Database Software
•	Oracle
•	Sybase
•	Microsoft SQL Server

3.	Middleware
•	IBM Websphere
•	BEA Weblogic

4.	Application Software
•	Veritas
•	Jiangsue Jin Zhi Digital Software

● Page 6

Exhibit “B”

2007 Revenue by Product Category

Product Category	2007 Revenue	% of Total

Computer Hardware	$36,486,389	91.2%

Computer Software	$3,168,555	7.9%

Repair Services	$352,062	0.9%